2009 — 8

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 14, 2009

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          ☑                    Form 40-F          ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          ☐                    No          ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2009 and a copy of the press release entitled “Philips’ First Quarter Results 2009”, dated April 14, 2009.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 14th day of April 2009.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Philips’ First Quarter Results 2009
Tuesday, April 14, 2009
•	Global downturn in consumer and lighting markets

•	Healthcare facing a very soft US hospital market; performance in emerging markets and Home Healthcare Solutions remains strong

•	EBITA loss of EUR 74 million includes charges of EUR 77 million

•	Reduction of fixed cost base progressing well and expected to exceed EUR 500 million annualized by the end of this year

•	Rigorous management of working capital continues; cash balance increased, net debt reduced
Gerard Kleisterlee, President and CEO of Royal Philips Electronics:
“In the first quarter of 2009 we have seen a significant further deterioration of our markets. While the effects were felt most strongly in our activities that cater to the consumer market and to the construction and automotive industries, our Healthcare sales are now impacted as well. We expect no material change to this situation in Q2.
As a consequence of the early action we took in 2008, the reduction of our fixed cost base has progressed well in Q1 and is now expected to exceed EUR 500 million on an annualized basis by the end of this year, with a further acceleration of restructuring in Q2, especially at Lighting.
At the same time we have continued to execute our strategy to further build leadership in Health and Well-being, maintaining investments in R&D, marketing and small acquisitions while divesting the remaining part of our holding in LG Display. We will continue to invest in our future, while dynamically managing our cost base in line with revenue and giving high priority to cash flow and strong liquidity.
We remain convinced that Philips will come out of this recession as a stronger company. The portfolio of leading businesses we have built up is clearly not immune to the market woes we are now experiencing, but it is certainly more resilient than the portfolio we operated in the previous downturn. In addition, our strong balance sheet, including our solid cash position, and our ability to adjust our management priorities in line with the dynamics of external circumstances give me confidence in the future prospects of Philips.”
For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com
Arent Jan Hesselink

Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements.
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure(s) and should be used in conjunction with the most directly comparable IFRS measure(s). A discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable IFRS measure(s) are contained in this document.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.
Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When observable market data does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the outlook paragraph in this report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements.
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure(s) and should be used in conjunction with the most directly comparable IFRS measure(s). A discussion of the non-GAAP measures included in this document and a reconciliation of such measures to the most directly comparable IFRS measure(s) are contained in this document.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When observable market data does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management’s determination of fair values.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated.
Philips reports a 17% decline in sales to EUR 5.1 billion in Q1; net loss of EUR 59 million
•	Global downturn in consumer and lighting markets

•	Healthcare facing a very soft US hospital market; performance in emerging markets and Home Healthcare Solutions remains strong

•	EBITA loss of EUR 74 million includes charges of EUR 77 million

•	Reduction of fixed cost base progressing well and expected to exceed EUR 500 million annualized by the end of this year

•	Rigorous management of working capital continues; cash balance increased, net debt reduced
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“In the first quarter of 2009 we have seen a significant further deterioration of our markets. While the effects were felt most strongly in our activities that cater to the consumer market and to the construction and automotive industries, our Healthcare sales are now impacted as well. We expect no material change to this situation in Q2.
As a consequence of the early action we took in 2008, the reduction of our fixed cost base has progressed well in Q1 and is now expected to exceed EUR 500 million on an annualized basis by the end of this year, with a further acceleration of restructuring in Q2, especially at Lighting.
At the same time we have continued to execute our strategy to further build leadership in Health and Well-being, maintaining investments in R&D, marketing and small acquisitions while divesting the remaining part of our holding in LG Display. We will continue to invest in our future, while dynamically managing our cost base in line with revenue and giving high priority to cash flow and strong liquidity.
We remain convinced that Philips will come out of this recession as a stronger company. The portfolio of leading businesses we have built up is clearly not immune to the market woes we are now experiencing, but it is certainly more resilient than the portfolio we operated in the previous downturn. In addition, our strong balance sheet, including our solid cash position, and our ability to adjust our management priorities in line with the dynamics of external circumstances give me confidence in the future prospects of Philips.”

Philips Group
Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2008	2009
Sales	5,965	5,075
EBITA	265	(74)
as a % of sales	4.4	(1.5)
EBIT	187	(186)
as a % of sales	3.1	(3.7)
Financial income and expenses	119	(41)
Income tax	(58)	171
Results equity-accounted investees	59	(1)
Income (loss) from continuing operations	307	(57)
Discontinued operations	(13)	—
Net income (loss)	294	(57)

Attribution of net income (loss)
Net income (loss) — stockholders	294	(59)
Net income — minority interests	—	2

Net income (loss) — stockholders per common share (in euros) — basic	0.28	(0.06)
Highlights in the quarter
Net income

•	The decline in net income reflects the impact of the increasingly weak economic environment on EBITA, which was partially offset by tax benefits.

•	Financial income fell by EUR 160 million, due to higher net interest expenses, EUR 89 million lower gains on the sale of shares in LG Display and a EUR 48 million impairment charge related to Philips’ shareholding in NXP.

•	The lower income tax expense was mainly due to EUR 103 million of net tax benefits, including the recognition of a deferred tax asset for Lumileds and a number of tax settlements in the quarter.

•	Results of equity-accounted investees in Q1 2008 included EUR 66 million operational earnings of LG Display.
Sales by sector
in millions of euros unless otherwise stated

			% change
	Q1	Q1		compa-
	2008	2009	nominal	rable
Healthcare	1,474	1,741	18	(2)
Consumer Lifestyle	2,602	1,756	(33)	(25)
Lighting	1,771	1,504	(15)	(19)
I&EB	79	41	(48)	(49)
GM&S	39	33	(15)	(13)
Philips Group	5,965	5,075	(15)	(17)
Sales by sector

•	Sales amounted to EUR 5,075 million, a nominal decline of 15% compared to Q1 2008. Excluding a positive currency effect of 2%, comparable sales fell by 17%, with lower sales across all business sectors, most notably at Consumer Lifestyle (-25%) and Lighting (-19%).

•	Healthcare sales declined 2% on a comparable basis. Strong growth at Home Healthcare Solutions and Customer Services was more than offset by lower sales at Imaging Systems, Patient Monitoring and Clinical Care Systems.

•	Consumer Lifestyle sales decreased by 25% on a comparable basis, with lower sales in all businesses except Health & Wellness, which grew by 8%. Sales at both Television and Audio & Video Multimedia fell by 33%, while Peripherals & Accessories saw a decline of 19%. Shaving & Beauty and Domestic Appliances, while comparatively more resilient, reported a sales decline of 11% and 9% respectively.

•	Lighting reported 19% lower sales on a comparable basis, with the largest declines in automotive lighting and the construction-related businesses of Lighting Electronics and Professional Luminaires. Sales at Lamps were 15% below the level of Q1 2008.

Sales per market cluster
in millions of euros unless otherwise stated

			% change
	Q1	Q1		compa-
	2008	2009	nominal	rable
Western Europe	2,266	1,814	(20)	(18)
North America	1,620	1,604	(1)	(11)
Other mature markets	266	240	(10)	(23)
Total mature markets	4,152	3,658	(12)	(15)
Emerging markets	1,813	1,417	(22)	(21)
Philips Group	5,965	5,075	(15)	(17)
Sales per market cluster

•	Sales in mature markets declined 15% compared to Q1 2008, mainly due to Consumer Lifestyle and Lighting. Healthcare saw a modest decline in mature markets, albeit positive sales developments were seen in several countries including the United Kingdom, the Netherlands and Spain.

•	In emerging markets, comparable sales declined 21%, due to lower sales at Consumer Lifestyle and Lighting; Healthcare continued to see solid sales growth.
EBITA
in millions of euros

	Q1	Q1
	2008	2009

Healthcare	131	75
Consumer Lifestyle	69	(46)
Lighting	205	7
Innovation & Emerging Businesses	(67)	(63)
Group Management & Services	(73)	(47)
Philips Group	265	(74)
EBITA
as a % of sales

	Q1	Q1
	2008	2009

Healthcare	8.9	4.3
Consumer Lifestyle	2.7	(2.6)
Lighting	11.6	0.5
Innovation & Emerging Businesses	(84.8)	(153.7)
Group Management & Services	(187.2)	(142.4)
Philips Group	4.4	(1.5)
Restructuring and acquisition-related charges
in millions of euros

	Q1	Q1
	2008	2009

Healthcare	(19)	(15)
Consumer Lifestyle	—	(13)
Lighting	(30)	(19)
Innovation & Emerging Businesses	—	—
Group Management & Services	—	—
Philips Group	(49)	(47)
Earnings

•	EBITA decreased by EUR 339 million compared to Q1 2008, due to lower earnings in the three operating sectors, partly offset by lower costs in GM&S and I&EB.

•	EBIT was EUR 373 million lower than in Q1 2008, reflecting the lower EBITA and EUR 34 million higher amortization charges, primarily related to Respiratory.

•	Restructuring and acquisition-related charges totaled EUR 47 million, including restructuring charges of EUR 29 million at Lighting and Consumer Lifestyle. In Q1 2008, these charges totaled EUR 49 million.

•	Healthcare EBITA decreased by EUR 56 million compared to Q1 2008. This was largely due to margin deterioration, resulting from an adverse sales mix and price pressure across all businesses except Home Healthcare Solutions (driven by Respiratory) and Customer Services.

•	Consumer Lifestyle EBITA showed a loss of EUR 46 million, including a EUR 30 million product recall provision and EUR 13 million restructuring charges. Excluding these charges, EBITA was close to break-even, a decline of EUR 72 million compared to Q1 2008. This decline was attributable to lower earnings in all main businesses except Television.

•	Lighting EBITA decreased by EUR 198 million compared to Q1 2008, with lower profitability across all businesses, notably Lamps, Professional Luminaires and Automotive. The reduction in EBITA was attributable to the lower sales level, factory production cuts and an unfavorable product mix.

EBIT
in millions of euros unless otherwise stated

	Q1	Q1
	2008	2009

Healthcare	91	8
Consumer Lifestyle	65	(50)
Lighting	171	(34)
Innovation & Emerging Businesses	(67)	(63)
Group Management & Services	(73)	(47)
Philips Group	187	(186)
as a % of sales	3.1	(3.7)
•	I&EB EBITA was EUR 4 million above the level of Q1 2008, primarily due to last year’s loss on the sale of HTP Optics.

•	GM&S EBITA improved by EUR 26 million compared to Q1 2008. This was mainly driven by overhead cost reduction and a positive effect related to an environmental provision, partly offset by higher pension costs.
Financial income and expenses
in millions of euros

	Q1	Q1
	2008	2009

Net interest expenses	(8)	(63)

LG Display
Dividend	—	12
Sale of shares	158	69

NXP impairment	—	(48)

TPV option fair-value adjustment	(26)	—

Other	(5)	(11)

	119	(41)
Financial income and expenses

•	Financial income and expenses included a EUR 69 million gain on the sale of the remaining shares in LG Display and the receipt of LG Display dividend income of EUR 12 million, as well as a EUR 48 million loss related to non-cash value adjustments in respect of Philips’ shareholding in NXP.

In Q1 2008, a EUR 158 million gain was recorded on the sale of shares in LG Display.

•	Net interest expense was EUR 55 million higher than in Q1 2008, mainly as a result of lower interest income.
Results relating to equity-accounted investees
in millions of euros

	Q1	Q1
	2008	2009

LG Display	66	—

Other	(7)	(1)

	59	(1)
Results relating to equity-accounted investees

•	Results of equity-accounted investees in Q1 2008 included EUR 66 million operational earnings of LG Display.

Cash balance
in millions of euros

	Q1	Q1
	2008	2009
Cash of continuing operations	8,769	3,620
Cash of discontinued operations	108	—
Beginning balance	8,877	3,620

Free cash flow	(746)	(467)
Net cash from operating activities	(514)	(306)
Net capital expenditures	(232)	(161)
Acquisitions (divestments)	(5,213)	(35)
Other cash from investing activities	921	625
(Repurchase) delivery of shares	(967)	9
Changes in debt/other	1,904	248
Net cash flow discontinued operations	(21)	—
Ending balance	4,755	4,000
Less cash of discontinued operations	98	—
Cash of continuing operations	4,657	4,000
Cash balance

•	The Group cash balance increased by EUR 0.4 billion to EUR 4.0 billion. Proceeds of EUR 0.6 billion from the sale of the remaining stake in LG Display and a EUR 0.2 billion increase in debt were partially offset by EUR 0.5 billion negative free cash flow.

•	In Q1 2008, the cash balance declined by EUR 4.1 billion, due to EUR 5.2 billion cash payments for acquisitions (Genlyte, Respironics and VISICU), EUR 1.0 billion share repurchases and free cash outflows of EUR 0.7 billion. The issuance of bonds led to a cash inflow of EUR 1.9 billion, while the sale of LG Display shares generated proceeds of EUR 0.7 billion.
Cash flows from operating activities

•	Operating activities led to a cash outflow of EUR 306 million, compared to an outflow of EUR 514 million in Q1 2008. The year-on-year improvement was mainly attributable to lower working capital needs, partly offset by lower cash earnings. The improvement in working capital was mainly driven by Healthcare and Consumer Lifestyle.
Gross capital expenditures

•	Gross capital expenditures amounted to EUR 112 million, EUR 36 million lower than in Q1 2008, mainly due to lower investments at Consumer Lifestyle (mainly Television) and Lighting (mainly Lamps and Lumileds).

Inventories

•	As a percentage of sales, inventories declined from 13.6% at the end of Q1 2008 to 13.1% at the end of Q1 2009, driven by lower inventory at all three operating sectors.

•	In value, inventories decreased slightly from EUR 3.4 billion at the end of Q4 2008 to EUR 3.3 billion at the end of March 2009, with lower inventory at Consumer Lifestyle partly offset by increased inventory levels at Healthcare, due in part to the stronger US dollar.
Net debt and group equity

•	During Q1 2009, the net debt position declined by EUR 0.1 billion as the EUR 0.6 billion cash proceeds from the sale of LG Display shares were largely offset by a negative free cash flow and an increase in long-term debt due to the appreciation of USD-denominated bonds.

•	Group equity declined by EUR 0.4 billion, mainly due to the EUR 0.6 billion dividend payable, partly offset by favorable currency effects on the valuation of USD-denominated assets.
Employees

•	The number of employees declined by 5,216 in the quarter, predominantly at Lighting, as a result of both restructuring measures and seasonal reductions.

•	The number of employees decreased by 18,030 compared with Q1 2008, of which 5,600 are attributable to discontinued operations; most of the remainder is due to lower production and optimization of the organizational structure.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2008	2009

Sales	1,474	1,741
Sales growth
% nominal	3	18
% comparable	5	(2)

EBITA	131	75
as a % of sales	8.9	4.3

EBIT	91	8
as a % of sales	6.2	0.5
Net operating capital (NOC)	8,251	8,957

Number of employees (FTEs)	34,645	34,960
Business highlights

•	Home Healthcare Solutions announced plans to introduce innovative sleep therapy and respiratory solutions in India. This market entry will help drive additional growth for Philips both in the hospital and in the home.

•	At the Arab Health 2009 exhibition, Philips introduced a new ultrasound system designed to help clinicians deliver high-quality care for a full range of women’s health needs. The Philips HD9 system provides advanced imaging technology for obstetrics, gynecology and breast imaging.

•	The state-of-the-art Philips Brilliance iCT scanner, which provides a better visual of the heart in less time and enables images of bariatric and pediatric patients at a lower dosage, was installed at St. Luke’s Medical Center in the Philippines — the first CT system of its kind in the country.

•	Philips is partnering with the University Medical Center Hamburg-Eppendorf (UKE) and the PRAGMA group to build a series of health check centers across the Middle East. These centers will provide a comprehensive health check-up, including functional analysis of the heart and lungs and a full-body magnetic resonance imaging scan.
Financial performance

•	Equipment order intake declined by 17% on a currency-comparable basis year-on-year, with lower intake — particularly for Imaging Systems — in both North America and the mature international markets.

•	Comparable sales decreased by 2%, as strong growth at Home Healthcare Solutions and Customer Services was more than offset by lower sales at Imaging Systems, Patient Monitoring and Clinical Care Systems. Geographically, sales growth was limited to emerging markets in Central and Eastern Europe, the Middle East and India.

•	EBITA was negatively impacted by lower volume at Imaging Systems, Clinical Care Systems and Healthcare Informatics, combined with increased pricing pressure, particularly at Imaging Systems North America. It was also impacted by adverse currency results. This was partly offset by higher earnings at Home Healthcare Solutions (primarily driven by Respiratory) and Customer Services. EBITA for the sector included acquisition-related charges of EUR 15 million.

•	Net operating capital increased by EUR 706 million compared to Q1 2008, mainly due to currency effects.
Looking ahead

•	We expect the healthcare market to remain weak, particularly in the US.

•	Restructuring and acquisition-related charges of around EUR 30 million are anticipated in Q2. Further reduction of the cost base is to be expected going forward.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2008	2009
Sales	2,602	1,756
of which Television	1,167	683

Sales growth
% nominal	(6)	(33)
% comparable	(1)	(25)

Sales growth excl. Television
% nominal	(6)	(25)
% comparable	1	(18)

EBITA	69	(46)
of which Television	(93)	(83)
as a % of sales	2.7	(2.6)

EBIT	65	(50)
of which Television	(93)	(83)
as a % of sales	2.5	(2.8)

Net operating capital (NOC)	1,591	1,052
of which Television	31	(120)

Number of employees (FTEs)	21,694	16,270
of which Television	6,554	4,440
Business highlights

•	Philips introduced two new products in high-growth categories in China and Brazil. A new range of air purifiers was launched in China, and a new filter-based water purifier, which does not use electricity, was introduced in Brazil.

•	Consumer Lifestyle announced a partnership with Napster UK, giving Philips GoGear users in Germany and the UK access to the Napster music catalog.

•	Breaking new ground in the realm of home entertainment, Philips launched Cinema 21:9, the world’s first cinema-proportioned LCD TV, and an accompanying state-of-the-art home theater and high-definition receiver system.
Financial performance

•	Comparable sales declined by 25%, or almost EUR 850 million, due to both proactive portfolio management — notably Television in North America — and weaker demand caused by the global economic downturn.

•	The Television business saw a 33% sales decline on a comparable basis. Excluding Television, comparable sales decreased by 18%, with sharper declines at Audio & Video Multimedia and Peripherals & Accessories being somewhat mitigated by a comparatively more resilient sales performance at Shaving & Beauty, Domestic Appliances and especially Health & Wellness, which grew comparable sales by 8%.

•	EBITA included a EUR 30 million provision related to a product recall of prior-generation Senseo products, as well as EUR 13 million of restructuring charges. Adjusted for these items, profitability was close to break-even, reflecting the positive impact of proactive portfolio management and cost measures taken to date.
Looking ahead

•	In Q2, Consumer Lifestyle expects to incur restructuring charges of around EUR 30 million in order to further optimize its cost structure given the current economic environment.

•	Philips expects to finalize the transfer of its PC monitors business to TPV Technology, entering into a brand-license agreement.

•	During Q2, Consumer Lifestyle will introduce a new range of TV sets, blu-ray players and additions to its portfolio of green products for floor care.

Lighting
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2008	2009
Sales	1,771	1,504
Sales growth
%nominal	16	(15)
%comparable	3	(19)
EBITA	205	7
as a % of sales	11.6	0.5
EBIT	171	(34)
as a % of sales	9.7	(2.3)
Net operating capital (NOC)	6,209	5,964
Number of employees (FTEs)	61,042	52,766
Business highlights

•	Philips continued to strengthen its leadership position in key segments of the lighting market with the acquisition of several companies: Dynalite in Australia, Selecon in New Zealand and Ilti Luce in Italy.

•	Philips initiated a scientific study in cooperation with the University Medical Center Hamburg-Eppendorf (UKE), Germany to prove the effect of light on the learning behavior of children. Children studying in classrooms equipped with Philips Dynamic Lighting solutions achieved considerably better results than their peers. They read faster (+35%), made fewer mistakes (-45%) and were calmer (+75%).

•	Philips saw continued success in LED-based home luminaires with the first market introduction outside Europe of Living Colors, which is approaching the milestone of one million unit sales.
Financial performance

•	A further deterioration in the automotive, construction and OEM lighting markets, caused by the ongoing global economic downturn, was the main driver of a 19% decline in comparable sales at Lighting. The more retail-driven Lamps and Consumer Luminaires businesses also saw lower sales.

•	The decline in EBITA was due to the lower sales level and adverse product mix, mainly in the automotive headlighting, outdoor and shop lighting segments. Production cuts made as the sector continued to give priority to cash flow also impacted EBITA by an amount of EUR 40 million.

•	EBITA included restructuring and acquisition-related charges of EUR 19 million, compared to EUR 30 million in Q1 2008.
Looking ahead

•	Lighting will step up its efforts to further streamline its fixed cost base. This is expected to lead to restructuring and acquisition-related charges of approximately EUR 90 million in Q2 2009.

•	EU legislation phasing out incandescent lamps in homes and professional applications came into effect on April 13. Philips is well positioned to benefit from this through its extensive offering of energy-saving alternatives for both the consumer and business-to-business markets.

•	At the Euroluce International Lighting Fair in Milan, Philips will unveil the first commercially viable interactive OLED- based lighting experiences for both consumer and professional applications. OLEDs — organic light-emitting diodes — promise to revolutionize the lighting market.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2008	2009
Sales	79	41
Sales growth
% nominal	(51)	(48)
% comparable	(22)	(49)
EBITA Technologies / Incubators	(46)	(51)
EBITA others	(21)	(12)
EBITA	(67)	(63)
EBIT	(67)	(63)
Net operating capital (NOC)	240	152
Number of employees (FTEs)	5,608	5,270
Business highlights

•	Philips was the first company in the industry to present real-time 3D imaging results obtained with a new medical imaging technology called Magnetic Particle Imaging (MPI) for diseases such as heart disease, stroke and cancer.

•	The Philips Design project ‘Off the Grid: Sustainable Habitat 2020’ is to receive First Prize in the Well Tech Award 2009, Innovation Technology Prize.

•	Philips and Immunetrics, a US-based biosimulation company, have entered into a joint development agreement to research the combination of advanced bioinformatics and computer modeling in order to identify opportunities to reduce the incidence and improve the management of systemic infection.

•	Philips has announced that it is to lead the EUR 16 million European research project SonoDrugs to develop image- guided drug-delivery technologies that could significantly impact the treatment of cancer and cardiovascular disease.
Financial performance

•	Sales fell by EUR 38 million year-on-year; this was primarily attributable to Assembléon, which saw lower demand due to the depressed semiconductor market.

•	EBITA in Q1 2008 included a EUR 13 million charge on the sale of HTP Optics. Adjusted for this effect, higher losses in Q1 2009 were mainly due to Assembléon, Applied Technologies and accelerated investments in healthcare ventures.

•	The year-on-year reduction in net operating capital was mainly driven by working capital reductions.
Looking ahead

•	In Q2, investments in Research and the Incubators are expected to be on par with the previous quarter.

•	Restructuring charges of up to EUR 20 million are anticipated for Q2, in order to align innovation activities within the group.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q1	Q1
	2008	2009
Sales	39	33
Sales growth
% nominal	(20)	(15)
% comparable	(22)	(13)
EBITA Corporate & Regional Costs	(42)	(28)
EBITA Brand Campaign	(5)	(7)
EBITA Service Units, Pensions and Other	(26)	(12)
EBITA	(73)	(47)
EBIT	(73)	(47)
Net operating capital (NOC)	863	(1,533)
Number of employees (FTEs)	5,626	6,916
Business highlights

•	In its first-ever combined Annual and Sustainability Report, Philips reported that Green Products comprised 23% of total sales in 2008, compared with 20% in the previous year, with strong contributions from all three operating sectors.

•	For the second year in a row, Philips was named Gold Class Sustainability Leader in the Sustainability Yearbook 2009 of SAM Research, the leading asset manager for sustainability investments, which identifies leaders for the Dow Jones Sustainability Index.
Financial performance

•	Corporate and Regional overhead costs were EUR 14 million lower than in Q1 2008, driven by a reduction in fixed costs as well as a change in spending pattern.

•	Global brand campaign investments of EUR 7 million were largely comprised of expenses related to the ongoing health and well-being campaign.

•	EBITA levels at the other businesses were positively affected by a favorable movement related to an environmental provision and lower legal fees, offset in part by higher pension cost.

•	The year-over-year decrease in net operating capital was largely attributable to the reduction of net pension assets in Q4 2008.
Looking ahead

•	With its stringent cost reduction measures, Philips aims to further reduce corporate and regional management costs by around EUR 30 million for the full year.

•	Brand campaign investment is expected to total EUR 45 million in 2009.

•	Philips continues to sharpen its supply-base risk-management systems aimed at proactively mitigating supplier risks, while leveraging its position to obtain improved conditions from its suppliers, both in pricing as well as payment terms.

Outlook

Ongoing deterioration in the global economy during the first quarter has resulted in weaker demand in our key markets than previously anticipated. Consumer confidence remains low, as does worldwide automotive production. The slowdown in construction evident in the USA in Q4 2008 has now spread to other regions. In Healthcare, lower volumes and additional price pressure have compressed margins.
As leading indicators do not point to a material improvement in the external environment in the short term, we expect demand in the second quarter to be broadly in line with the first three months of 2009. Consequently, we will accelerate measures to further lower our fixed cost base. These measures — combined with the initiatives taken at the end of last year — are expected to start supporting margins as of the second half of the year.
Reiterating our outlook of January this year, we will continue to closely manage our businesses relative to both the market and competition. We remain confident that the actions we are taking to maintain a strong balance sheet and lower our cost base will ensure that the Company is in a good position to benefit from the upturn in demand when economic conditions recover.
Amsterdam, April 14, 2009
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	January to March
	2008	2009

Sales	5,965	5,075
Cost of sales	(3,999)	(3,433)
Gross margin	1,966	1,642

Selling expenses	(1,142)	(1,197)
General and administrative expenses	(236)	(234)
Research and development expenses	(387)	(405)
Other business income	8	8
Other business expenses	(22)	—
Income (loss) from operations	187	(186)

Financial income	216	97
Financial expenses	(97)	(138)
Income (loss) before taxes	306	(227)

Income taxes	(58)	171
Income (loss) after taxes	248	(56)

Results relating to equity-accounted investees	59	(1)
Income (loss) from continuing operations	307	(57)

Discontinued operations — net of income taxes	(13)	—
Net income (loss) for the period	294	(57)

Attribution of net income (loss) for the period
Net income (loss) attibutable to stockholders	294	(59)
Net income loss attibutable to minority interests	—	2

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,048,432	923,299
• diluted	1,058,960	925,718

Net income (loss) attributable to stockholders per common share in euros:
• basic	0.28	(0.06)
• diluted	0.28	(0.06	) 1)

Ratios
Gross margin as a % of sales	33.0	32.4
Selling expenses as a % of sales	(19.1)	(23.6)
G&A expenses as a % of sales	(4.0)	(4.6)
R&D expenses as a % of sales	(6.5)	(8.0)

EBIT or Income (loss) from operations	187	(186)
as a % of sales	3.1	(3.7)

EBITA	265	(74)
as a % of sales	4.4	(1.5)

1)	the incremental shares from assumed conversion are not taken into account as the effect would be antidilutive.

Consolidated balance sheets
in millions of euros unless otherwise stated

	March 31,	December 31,	March 31,
	2008	2008	2009

Current assets:
Cash and cash equivalents	4,657	3,620	4,000
Receivables	4,773	4,289	3,862
Current assets of discontinued operations	156	—	—
Inventories	3,661	3,371	3,333
Other current assets	867	749	702
Total current assets	14,114	12,029	11,897

Non-current assets:
Investments in equity-accounted investees	254	293	239
Other non-current financial assets	4,481	1,331	829
Non-current receivables	78	47	37
Non-current assets of discontinued operations	140	—	—
Other non-current assets	2,684	1,906	1,986
Deferred tax assets	1,362	931	1,183
Property, plant and equipment	3,430	3,496	3,486
Intangible assets excluding goodwill	4,514	4,477	4,514
Goodwill	6,940	7,280	7,583
Total assets	37,997	31,790	31,754

Current liabilities:
Accounts and notes payable	2,939	2,992	2,285
Current liabilities of discontinued operations	44	—	—
Accrued liabilities	3,135	3,634	3,634
Short-term provisions	357	1,043	1,059
Other current liabilities	460	522	469
Dividend payable	720	—	642
Short-term debt	2,237	722	709
Total current liabilities	9,892	8,913	8,798

Non-current liabilities:
Long-term debt	3,172	3,466	3,825
Long-term provisions	2,001	1,794	1,833
Deferred tax liabilities	1,556	584	596
Non-current liabilities of discontinued operations	30	—	—
Other non-current liabilities	900	1,440	1,505
Total liabilities	17,551	16,197	16,557

Minority interests *	119	49	52
Stockholders’ equity	20,327	15,544	15,145
Total liabilities and equity	37,997	31,790	31,754

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,028,349	922,982	923,696

Ratios
Stockholders’ equity per common share in euros	19.77	16.84	16.40

Inventories as a % of sales	13.6	12.8	13.1
Net debt : group equity	4:96	4:96	3:97
Net operating capital	17,154	14,069	14,592
Employees at end of period	134,212	121,398	116,182
of which discontinued operations	5,597	—	—

*	of which discontinued operations EUR 79 million end of March 2008

Consolidated statements of cash flows
all amounts in millions of euros unless otherwise stated

	January to March
	2008	2009

Cash flows from operating activities:
Net income (loss) attributable to stockholders	294	(59)
Loss discontinued operations	13	—
Minority interests	—	2
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	294	332
Impairment of other non-current financial assets	—	49
Net gain on sale of assets	(180)	(73)
(Income) loss from equity-accounted investees (net of dividends received)	(9)	28
Increase in working capital/other current assets	(1,007)	(325)
(Increase) decrease in non-current receivables/other assets/ other liabilities	65	(279)
Decrease in provisions	—	(7)
Other items	16	26
Net cash used for operating activities	(514)	(306)

Cash flows from investing activities:
Purchase of intangible assets	(28)	(23)
Expenditures on development assets	(60)	(34)
Capital expenditures on property, plant and equipment	(148)	(112)
Proceeds from disposals of property, plant and equipment	4	8
Cash from (to) derivatives	184	2
Proceeds from sale of other non-current financial assets	737	623
Proceeds from purchase of businesses	(5,213)	(35)
Net cash provided by (used for) investing activities	(4,524)	429

Cash flows from financing activities:
Increase in debt	1,959	213
Treasury stock transactions	(967)	9
Net cash provided by financing activities	992	222

Net cash provided by (used for) continuing operations	(4,046)	345

Cash flows from discontinued operations:
Net cash used for operating activities	(21)	—
Net cash used for discontinued operations	(21)	—

Net cash provided by (used for) continuing and discontinued operations	(4,067)	345

Effect of change in exchange rates on cash positions	(55)	35
Cash and cash equivalents at beginning of period	8,877	3,620
Cash and cash equivalents at end of period	4,755	4,000
Less cash of discontinued operations at end of period	98	—
Cash of continuing operations at end of period	4,657	4,000
For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio

Cash flows before financing activities	(5,038)	123

Net cash received (paid) during the period for
• Pensions	(85)	(106)
• Interest	42	(74)
• Income taxes	(153)	(74)

Consolidated statement of changes in equity
all amounts in millions of euros

	January to March 2009
					other reserves
		capital in				unrealized gain	changes in			total
		excess			currency	(loss) on	fair value of		treasury	stock-
	common	of par	retained	revaluation	translation	available-for-	cash flow		shares at	holders’	minority	total
	stock	value	earnings *	reserve	differences	sale securities	hedges	total	cost	equity	interests	equity
Balance as of December 31, 2008	194	—	17,101	117	(527)	(25)	(28)	(580)	(1,288)	15,544	49	15,593
Net loss			(59)					—		(59)	2	(57)
Net current period change			—	(4)	192	149	(19)	322		318	1	319
Reclassifications into income (loss)						(72)	26	(46)		(46)		(46)
Total recognized income and expenses, net of tax			(59)	(4)	192	77	7	276		213	3	216

Dividend payable			(647)							(647)		(647)
Re-issuance of treasury stock		(26)	17						18	9		9
Share-based compensation plans		26								26		26
		—	(630)						18	(612)	—	(612)
Balance as of March 31, 2009	194	—	16,412	113	(335)	52	(21)	(304)	(1,270)	15,145	52	15,197

*	As from January 1, 2009 actuarial gains (losses) on pension plans are reclassified from other reserves to retained earnings and currency translation differences

Sectors
all amounts in millions of euros unless otherwise stated

	January to March
	2008			2009
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	1,474	91	6.2	1,741	8	0.5
Consumer Lifestyle *	2,602	65	2.5	1,756	(50)	(2.8)
Lighting	1,771	171	9.7	1,504	(34)	(2.3)
Innovation & Emerging Businesses	79	(67)	(84.8)	41	(63)	(153.7)
Group Management & Services	39	(73)	(187.2)	33	(47)	(142.4)
	5,965	187	3.1	5,075	(186)	(3.7)

* of which Television	1,167	(93)	(8.0)	683	(83)	(12.2)

Sectors and main countries
all amounts in millions of euros
Sales and total assets

	sales		total assets
	January to March		March 31,
	2008	2009	2008	2009
Healthcare	1,474	1,741	10,432	11,571
Consumer Lifestyle	2,602	1,756	4,274	3,094
Lighting	1,771	1,504	7,589	7,347
Innovation & Emerging Businesses	79	41	541	423
Group Management & Services	39	33	14,865	9,319
	5,965	5,075	37,701	31,754

Discontinued operations			296	—
			37,997	31,754
Sales and long-lived assets

	sales		long-lived assets *
	January to March		March 31,
	2008	2009	2008	2009
United States	1,485	1,493	10,345	11,148
Germany	480	433	313	289
China	442	384	186	229
France	394	324	137	120
United Kingdom	269	151	705	510
Netherlands	248	216	1,403	1,346
Other countries	2,647	2,074	1,795	1,941
	5,965	5,075	14,884	15,583

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros
Costs of defined-benefit plans (pensions)

	January to March 2009
	Netherlands	other	total
Service cost	27	22	49
Interest cost on the defined benefit obligation	133	101	234
Expected return on plan assets	(190)	(87)	(277)
Prior service cost	—	1	1
Net periodic cost (income)	(30)	37	7
Costs of defined contribution plans

	January to March 2009
	Netherlands	other	total
Costs	2	24	26
Total	2	24	26
Costs of defined-benefit plans (retiree medical)

	January to March 2009
	Netherlands	other	total
Service cost	—	—	—
Interest cost on the defined benefit obligation	—	9	9
Net periodic cost	—	9	9

Reconciliation of non-GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made
Sales growth composition (in %)

	January to March
	comparable	currency	consolidation	nominal
	growth	effects	changes	growth

2009 versus 2008
Healthcare	(1.7)	6.8	13.0	18.1
Consumer Lifestyle	(25.0)	(0.4)	(7.1)	(32.5)
Lighting	(18.9)	2.2	1.6	(15.1)
I&EB	(49.0)	1.1	(0.2)	(48.1)
GM&S	(12.9)	(2.5)	—	(15.4)
Philips Group	(17.1)	2.1	0.1	(14.9)
EBITA to Income from operations (or EBIT)

	Philips		Consumer
	Group	Healthcare	Lifestyle	Lighting	I&EB	GM&S

January to March 2009
EBITA	(74)	75	(46)	7	(63)	(47)
Amortization of intangibles *	(112)	(67)	(4)	(41)	—	—
Income from operations (or EBIT)	(186)	8	(50)	(34)	(63)	(47)

January to March 2008
EBITA	265	131	69	205	(67)	(73)
Amortization of intangibles *	(78)	(40)	(4)	(34)	—	—
Income from operations (or EBIT)	187	91	65	171	(67)	(73)

*	Excluding amortization of software and product development
Composition of net debt and group equity

	March 31,	March 31,
	2008	2009

Long-term debt	3,172	3,825
Short-term debt	2,237	709
Total debt	5,409	4,534
Cash and cash equivalents	4,657	4,000
Net debt (total debt less cash and cash equivalents)	752	534

Minority interests	119	52
Stockholders’ equity	20,327	15,145
Group equity	20,446	15,197

Net debt and group equity	21,198	15,731

Net debt divided by net debt and group equity (in %)	4	3
Group equity divided by net debt and group equity (in %)	96	97

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	I&EB	GM&S

March 31, 2009
Net operating capital (NOC)	14,592	8,957	1,052	5,964	152	(1,533)
Exclude liabilities comprised in NOC:
• payables/liabilities	7,893	2,184	1,664	1,094	167	2,784
• intercompany accounts	—	47	85	38	—	(170)
• provisions	2,891	311	291	235	25	2,029
Include assets not comprised in NOC:
• investments in equity-accounted investees	239	72	2	16	79	70
• other current financial assets	127	—	—	—	—	127
• other non-current financial assets	829	—	—	—	—	829
• deferred tax assets	1,183	—	—	—	—	1,183
• liquid assets	4,000	—	—	—	—	4,000
Total assets of continuing operations	31,754	11,571	3,094	7,347	423	9,319
Assets of discontinued operations	—
Total assets	31,754

March 31, 2008

Net operating capital (NOC)	17,154	8,251	1,591	6,209	240	863
Exclude liabilities comprised in NOC:
• payables/liabilities	7,434	1,858	2,353	1,182	211	1,830
• intercompany accounts	—	28	75	52	(24)	(131)
• provisions	2,359	241	253	138	30	1,697
Include assets not comprised in NOC:
• investments in equity-accounted investees	254	54	2	8	84	106
• other non-current financial assets	4,481	—	—	—	—	4,481
• deferred tax assets	1,362	—	—	—	—	1,362
• liquid assets	4,657	—	—	—	—	4,657
Total assets of continuing operations	37,701	10,432	4,274	7,589	541	14,865
Assets of discontinued operations	296
Total assets	37,997
Composition of cash flows — continuing operations

	January to March
	2008	2009

Cash flows used for operating activities	(514)	(306)
Cash flows provided by (used for) investing activities	(4,524)	429
Cash flows before financing activities	(5,038)	123

Cash flows used for operating activities	(514)	(306)
Net capital expenditures	(232)	(161)
Free cash flows	(746)	(467)

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

	2008				2009
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	5,965	6,463	6,334	7,623	5,075
% increase	1	7	(2)	(9)	(15)
EBITA	265	396	57	26	(74)
as a % of sales	4.4	6.1	0.9	0.3	(1.5)
EBIT	187	303	(133)	(303)	(186)
as a % of sales	3.1	4.7	(2.1)	(4.0)	(3.7)
Net income (loss) — stockholders	294	732	57	(1,174)	(59)
per common share in euros	0.28	0.72	0.06	(1.26)	(0.06)

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,965	12,428	18,762	26,385	5,075
% increase	1	4	2	(2)	(15)
EBITA	265	661	718	744	(74)
as a % of sales	4.4	5.3	3.8	2.8	(1.5)
EBIT	187	490	357	54	(186)
as a % of sales	3.1	3.9	1.9	0.2	(3.7)
Net income (loss) — stockholders	294	1,026	1,083	(91)	(59)
per common share in euros	0.28	0.71	1.07	(0.09)	(0.06)
Net income (loss) from continuing operations as a % of stockholders’ equity (ROE)	6.2	10.8	7.8	(0.5)	(1.7)

	period ended 2008					period ended 2009
Inventories as a % of sales	13.6	13.9	15.1	12.8	13.1
Net debt : group equity ratio	4:96	7:93	8:92	4:96	3:97
Total employees (in thousands)	134	133	128	121	116
of which discontinued operations	6	5	—	—	—
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